Exhibit (viii)

ELECTION FORM

(PAPER FORM)

Name of Eligible Employee:

Social Security Number (if applicable):

Employee ID:

I have received the Offer to Exchange, dated July 10, 2009 (the “Offer to Exchange”), relating to the offer by RF Micro Devices, Inc. (“RFMD”) to exchange some or all of my outstanding options to purchase shares of RFMD common stock that: (i) have been granted under the 1997 Key Employees’ Stock Option Plan, the 1999 Stock Incentive Plan, the 2003 Stock Incentive Plan, as amended (the “2003 Plan”), the RF Nitro Communications, Inc. 2001 Stock Incentive Plan, the Resonext Communications, Inc. 1999 Stock Plan and the Sirenza Microdevices, Inc. Amended and Restated 1998 Stock Plan (collectively and as amended, the “Option Plans”); (ii) have an option price not less than the greater of $5.00 or the 52-week closing stock price high of RFMD’s common stock as of July 10, 2009; and (iii) are outstanding as of 9:00 A.M. Eastern Daylight Time on Friday, August 7, 2009, unless RFMD extends the Offer (such date and time, as it may be extended in our discretion, the “Closing Date”) (the “Eligible Options”) for nonqualified options for a lesser number of shares (the “New Options”) with an exercise price equal to the fair market value per share of RFMD’s common stock on the date the New Options are granted (the “Grant Date”), which will be equal to the closing sales price of RFMD’s common stock on the trading date immediately preceding the Grant Date, subject to the terms and conditions set forth in the Offer to Exchange (the “Option Exchange Program”). Terms used but not otherwise defined in this Election Form shall have the meanings given to them in the Offer to Exchange.

I am not eligible to participate in the Offer to Exchange unless I am an “Eligible Employee,” defined as all employees of RFMD who hold Eligible Options other than the current Chief Executive Officer, the current Chief Financial Officer, and the three next most highly compensated executive officers (the “Named Executive Officers”), members of the Board of Directors, consultants, and former and retired employees. Employees in certain non-U.S. jurisdictions may be excluded from the Option Exchange Program if their participation would be prohibited under local law. To remain eligible to tender Eligible Options for exchange and cancellation, and receive New Options, pursuant to the Offer to Exchange, I must remain an Eligible Employee and must not have received nor have given a notice of termination prior to the date that the Offer to Exchange closes and must also remain an Eligible Employee on the Grant Date in order to receive the New Options.

The Offer to Exchange will expire at 9:00 A.M. Eastern Daylight Time on Friday, August 7, 2009, unless RFMD extends the Offer to Exchange. The Eligible Options surrendered will be cancelled as of the Closing Date, unless RFMD elects to terminate the Offer (in accordance with Section 6 of the Offer to Exchange) or it elects, in its sole discretion, not to accept for surrender any or all of the Eligible Options. The Grant Date for the New Options will occur promptly after the Offer to Exchange expires and is expected to be on the Closing Date.

By choosing to participate in the Offer to Exchange, I may only elect to exchange Eligible Options. If I tender any of my Eligible Options, I must tender all Eligible Options under the applicable Eligible Option grant. This means that I may not tender only a portion of an outstanding Eligible Option grant. However, if I have more than one outstanding Eligible Option grant, I may tender all of the Eligible Options under one or more such grants and choose not to tender the Eligible Options subject to a different grant.

In return for those Eligible Options that I elect to exchange, and subject to the terms of the Offer to Exchange, RFMD will grant me New Options. If I participate in this Offer to Exchange, I will receive a New Option for one share of RFMD common stock for every surrendered Eligible Option for two shares of RFMD common stock, subject to certain conditions set forth in the Offer to Exchange. If I am not an employee of RFMD on the Grant Date, I will not receive any New Options or any other payment or other consideration in exchange for my tendered Eligible Options that I have surrendered for exchange and which will be cancelled as of the Closing Date. If I die, terminate my employment, or am terminated for any reason between the Closing Date and the Grant Date, then I will not receive anything for my tendered Eligible Options that I have surrendered for exchange and which will have been canceled as of the Closing Date. If I die or my employment is terminated prior to the Closing Date, RFMD will not accept my Eligible Options for cancellation and I or my estate or beneficiaries, as the case may be, will retain my Eligible Options with their current terms and conditions.

The New Options will have substantially different terms and conditions compared to the Eligible Options cancelled in this Offer to Exchange, with respect to their tax classification (with respect to Eligible Options that are incentive stock options), exercise price, expiration date, vesting schedule, and the number of underlying shares of common stock. In addition, the New Options will be granted under, and will be subject to the terms and conditions of, the 2003 Plan and a New Option agreement between RFMD and me.

My employment with RFMD remains “at will” and can be terminated by me or RFMD at any time, with or without cause or notice, and neither the ability to participate in the Offer to Exchange nor actual participation in the Offer to Exchange shall be construed as a right to continued employment with RFMD. RFMD has made no representations or warranties to me regarding the Offer or the future price or value of RFMD’s common stock and my participation in the Offer is at my own discretion. RFMD shall not be liable for any costs, taxes, losses or damages I may incur as a result of my decision to tender my Eligible Options in the Offer to Exchange.

My death or incapacity will not affect RFMD’s authority to take the actions described in the Offer to Exchange with respect to Eligible Options that I have tendered for exchange, and such authority will survive my death or incapacity. All of my obligations under this Election Form will be binding upon my heirs, personal representatives, successors and assigns.

Under certain circumstances set forth in the Offer to Exchange, RFMD may terminate (in accordance with Section 6 of the Offer to Exchange), modify or amend the Offer to Exchange. In any such event, the Eligible Options tendered for exchange but not accepted will remain in effect without change.

I hereby give up my entire ownership interest in the Eligible Options listed on the attached Eligible Option Information Sheet. All of these identified Eligible Options, any rights related to these Eligible Options and any certificates or other documentation evidencing such Eligible Option grant(s) will become null and void as of the Closing Date. This election is entirely voluntary, and I am aware that I may change or withdraw my decision to tender my Eligible Options at any time until 9:00 A.M. Eastern Daylight Time on the Closing Date by: (i) submitting a new Election Form through the Option Exchange Program website at www.rfmdoptionexchange.com and following the instructions on the website; (ii) delivering a new properly completed and duly executed Election Form in paper form bearing a later date; or (iii) completing and delivering the Notice of Withdrawal in accordance with its instructions. This decision to tender my Eligible Options will be irrevocable after 9:00 A.M. Eastern Daylight Time on the Closing Date. My Election Form (whether submitted electronically through the Option Exchange Program website or in paper form) bearing the most recent date, or my Notice of Withdrawal, if I complete and deliver such a notice and it bears a more recent date than any of my Election Forms, received by RFMD as of 9:00 A.M. Eastern Daylight Time on Friday, August 7, 2009 will be my final decision.

I hereby elect to exchange and cancel the Eligible Options identified in the attached Eligible Option Information Sheet. I have the full power and authority to elect to exchange these Eligible Options.

Eligible Employee’s Signature	Date

Eligible Employee’s Name (please print or type)

NOTE TO MARRIED ELIGIBLE EMPLOYEES IN CALIFORNIA, ARIZONA, NEVADA, TEXAS AND OTHER U.S. “COMMUNITY PROPERTY” STATES:

If you are married and reside in a state the laws of which provide that a spouse has a community property interest in the Eligible Options, in order to elect to tender your Eligible Options your spouse must execute the Spousal Consent below, whereby such spouse agrees to be bound, and agrees that any such community property interest shall similarly be bound, by this Election Form. States with community property laws in addition to California, Arizona, Nevada and Texas include Alaska, Idaho, Louisiana, New Mexico, Washington and Wisconsin.

Your failure to provide your spouse’s signature constitutes your express representation and warranty to RFMD that either you are not married or your spouse has no community or other marital property rights in the Eligible Options or New Options. You should consult your personal outside advisor(s) if you have questions about the Spousal Consent below.

Spousal Consent

The undersigned spouse of the Eligible Employee who has executed this Election Form above hereby approves the submission of this Election Form. The undersigned hereby agrees to be irrevocably bound by this Election Form and further agrees that any community property interest of such spouse shall similarly be bound by this Election Form. The undersigned hereby appoints the Eligible Employee who has executed this Election Form above as his/her attorney-in-fact with respect to any amendment or exercise of any rights under this Election Form.

Spouse’s Signature	Date

Spouse’s Name (please print or type)

Participation Instructions:

1. Complete and sign this Election Form and send it to the attention of Brenda Hatley, Senior Treasury Analyst, by hand, by interoffice mail, by facsimile ((336) 678-0360), or by regular or overnight mail to RF Micro Devices, Inc., 7628 Thorndike Road, Greensboro, North Carolina 27409-9421, Attention: Brenda Hatley, Senior Treasury Analyst. This Election Form must be received prior to 9:00 A.M. Eastern Daylight Time on Friday, August 7, 2009, the Closing Date, unless the Closing Date is extended by RFMD in its sole discretion. Your Eligible Options will not be considered tendered until RFMD receives this Election Form. You are responsible for making sure that this Election Form is delivered to the person indicated above. You must allow for delivery time to ensure that RFMD receives your Election Form on time.

2. Except as described in the following sentence, this Election Form must be executed by the Eligible Employee who holds the Eligible Options to be tendered exactly as such Eligible Employee’s name appears on the Eligible Option agreement. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be identified on this Election Form.

3. You do not need to return your stock option agreements relating to any tendered Eligible Options, as they will be automatically cancelled if we accept your Eligible Options for exchange.

4. If you do not receive a confirmation of receipt of your Election Form from us within five business days after the date your Election Form should have been received by us, or if you submit your Election Form less than five business days before the Closing Date, please contact us by fax at (336) 678-0360 or by e-mail to Option Exchange Coordinator, OEC@rfmd.com, to confirm that we have received your Election Form.

ELIGIBLE OPTION INFORMATION SHEET

In connection with RFMD’s Option Exchange Program, attached is your Eligible Option Information Sheet describing your Eligible Options that are subject to the Offer to Exchange.

If you elect to participate in the Offer to Exchange, please attach this sheet to your Election Form. Please strike through any Eligible Option grants listed that you do not wish to exchange.

Eligible Options

[Employee Name and Address]	[Employee ID]

				Number of	Number of
				Eligible	Eligible
Grant	Expiration	Grant		Vested	Unvested	Exchange
Date	Date	Type	Option Price	Options	Options	Ratio

[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

For more information on the Option Exchange Program, please refer to the materials that RFMD has filed with the Securities and Exchange Commission at www.sec.gov and the employee communications sent by Bob Bruggeworth on June 9, 2009 and June 26, 2009.